SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number : 1-14118

PRESS RELEASE #11/04

QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACT EXTENSION BY

VALLEY YELLOW PAGES

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

March 24, 2004                                                                                                                                         11/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACT EXTENSION BY
VALLEY YELLOW PAGES

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) has been awarded a multi-year contract extension by Valley Yellow Pages. This contract extends the companies' existing relationship and encompasses the ad production and pagination of all 46 telephone directories published by Valley Yellow Pages. The value of the agreement is expected to exceed $30 million.

"Quebecor World is committed to providing our customers with a full range of services to develop the quality products they need to excel in their marketplace," said John Bertuccini, President, Book/Directory Group, Quebecor World North America. "We are delighted to have extended our partnership with this very important customer."

Mike Schilling, Vice President of Operations, Valley Yellow Pages, stated, "Over the past several years we have developed an excellent working relationship with Quebecor World. During that time, we have grown our business from 18 directories to 46. Quebecor World's AdMagic Group has done an exceptional job accommodating our rapid growth. We are also very pleased to be working with a company that is providing quality employment in Central California, the very heart of the markets we serve."

Quebecor World's AdMagic Group specializes in providing directory publishers with the latest electronic prepress services to create and deliver top-quality Yellow Pages ads and pagination. The AdMagic Group currently produces about 10,000 display ads each month and handles the pagination for more than 80 directories each year.

AdMagic's leading-edge technology and turnaround speed reduce costs and allow publishers to spend more time selling their products. AdMagic is located at Quebecor World's Merced, CA facility.

For immediate release                                                                                                                      Page 2 of 2

Valley Yellow Pages, a California corporation, is headquartered in Fresno, CA and maintains local, year-round offices throughout Northern California to provide prompt and personal service to its local directory area advertisers. The Company was founded in 1985 by three former Pacific Bell executives with over 100 years of combined experience. Valley Yellow Pages produces over seven million directories annually which are distributed free of charge to every household and business in each of its 46 markets.

Web address: http://www.valleyyellowpages.com

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:
Investors:	Media & Investors:	Customers:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Eric Steinbach VP, General Manager Quebecor World Merced (209) 384-0444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:       Vice President, Corporate General Counsel and Secretary

Date: March 24, 2004